October 5, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Erin Martin

Re:	Landcadia Holdings III, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 23, 2020

File No. 333-248856

Dear Ms. Martin:

On behalf of our client, Landcadia Holdings III, Inc. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 2, 2020, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on September 23, 2020 (the “Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Amendment No. 1 to Form S-1 filed on September 23, 2020

Financial Statements, page F-1

1.	We note your response to comment 2 and continue to remain unclear as to why audited financial statements for the period ended August 24, 2020 are appropriate given your December 31 fiscal year end. Please revise your financial statements in an amended filing to include the appropriate interim financial statement period including comparative period information where required. Refer to Rule 8-03(a)(5) of Regulation S-X.

Response: The Company has updated the disclosure in Amendment No. 3 to Registration Statement on Form S-1 to include the relevant interim financial statements including the comparative period where required.

* * *

United States Securities and Exchange Commission

October 5, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Steven L. Scheinthal, Landcadia Holdings III, Inc.

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